Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	Quarter Ended March 31,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Income from continuing operations, net of minority interests	$21,576	$17,555	$93,873	$144,242	$85,171	$95,565	$100,168

Interest expense incurred, net	111,660	104,555	426,662	360,984	305,717	289,912	284,316
Amortization of deferred financing costs	2,564	2,738	8,297	6,499	5,810	5,192	5,260
Allocation to Minority Interests:
Operating Partnership, net	939	543	3,733	6,573	2,355	(74)	1,960
Preference Interests and Junior Preference Units	223	1,099	2,002	7,606	19,490	20,536	20,536
Premium on redemption of Preference Interests	—	674	684	4,134	1,117	—	—

Earnings before combined fixed charges and preferred distributions	136,962	127,164	535,251	530,038	419,660	411,131	412,240

Preferred Share distributions	(7,424)	(10,095)	(37,113)	(49,642)	(53,746)	(76,435)	(76,615)
Premium on redemption of Preferred Shares	—	—	(3,965)	(4,359)	—	(20,237)	—
Preference Interest and Junior Preference Unit distributions	(223)	(1,099)	(2,002)	(7,606)	(19,490)	(20,536)	(20,536)
Premium on redemption of Preference Interests	—	(674)	(684)	(4,134)	(1,117)	—	—

Earnings before combined fixed charges	$129,315	$115,296	$491,487	$464,297	$345,307	$293,923	$315,089

Interest expense incurred, net	$111,660	$104,555	$426,662	$360,984	$305,717	$289,912	$284,316
Amortization of deferred financing costs	2,564	2,738	8,297	6,499	5,810	5,192	5,260
Interest capitalized for real estate and unconsolidated entities under development	7,866	4,016	20,734	13,701	13,969	20,647	27,167

Total combined fixed charges	122,090	111,309	455,693	381,184	325,496	315,751	316,743

Preferred Share distributions	7,424	10,095	37,113	49,642	53,746	76,435	76,615
Premium on redemption of Preferred Shares	—	—	3,965	4,359	—	20,237	—
Preference Interest and Junior Preference Unit distributions	223	1,099	2,002	7,606	19,490	20,536	20,536
Premium on redemption of Preference Interests	—	674	684	4,134	1,117	—	—
Total combined fixed charges and preferred distributions	$129,737	$123,177	$499,457	$446,925	$399,849	$432,959	$413,894

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.06	1.04	1.08	1.22	1.06	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.06	1.03	1.07	1.19	1.05	—	—

(1)             For 2003 and 2002, the coverage deficiencies on both ratios approximated $21.8 million and $1.7 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented.  For 2003, the ratios have been further reduced due to the one-time $20.2 million premium on the redemption of the Series G Preferred Shares.

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